Koor Industries' Holding ECI Telecom Ltd. Announces Third Quarter and First Nine-Months 2002 Results

     TEL AVIV, Israel, Nov. 12 -- Koor Industries NYSE: KOR), a prominent Israeli investment holding company, announced today that ECI Telecom (Nasdaq:
ECIL) a company of which Koor holds approx. 30.8%, has released its consolidated results of operations for the third quarter and nine months ended September 30, 2002.

    Following please find ECI Telecom's full press release

ECI TELECOM ANNOUNCES THIRD QUARTER AND FIRST NINE MONTHS 2002 RESULTS

    * ECI sharpens its focus on its core businesses by merging NGTS with NexVerse, and by its decision to sell InnoWave
    * Revenues (excluding InnoWave) decline 15.5% sequentially
    * Company continues to generate positive cash flow: net cash rises to $111 million

     PETAH TIKVA, Israel, November 12, 2002, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the third quarter and nine months ended September 30, 2002.

    Third Quarter Results
    ---------------------

     Revenues (excluding InnoWave - see below) for the third quarter of 2002 were $147 million compared to $174 million in the second quarter of 2002 and $232 million in the third quarter of 2001. Revenues in the third quarter of last year include $14 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001.

    On a GAAP basis

     Gross profit for the third quarter of 2002 was $52.4 million or 35.6%, compared to $67.5 million, or 38.8% in the second quarter of 2002 and $66.8 million, or 28.8%, in the third quarter of last year. The operating loss for the third quarter of 2002 was $42.0 million compared to $3.2 million in the second quarter and $62.1 million in the third quarter of last year. The net loss for the third quarter of 2002 was $89.1 million or $0.83 per share compared to a net loss of $7.5 million or $0.07 per share in the second quarter of 2002 and a net loss of $76.8 million, or $0.83 per share for the third quarter of last year.

    Applicable adjustments for pro forma results in the third quarter, 2002

     In the third quarter of 2002 the Company took a $34 million provision for a specific doubtful account and an associated $18 million charge recorded in other expenses. During the quarter, the Company undertook a detailed evaluation of this particular debt in light of changing economic conditions and, as a result, concluded that it would be appropriate to take such a provision. The Company also wrote-off inventory totaling $7.4 million related to Lightscape and to the spin-off of NGTS into Chorale Networks, and incurred $2.2 million of other expenses also associated with the NGTS spin-off. ECI also recorded a $18.5 million loss on the disposal of discontinued operations and a $4.1 million loss on discontinued operations -- both associated with InnoWave.

     In the third quarter of 2001, the Company had recorded impairment of assets, restructuring and spin-off expenses totaling $47.5 million, a write-down of investments totaling $10 million and a $1 million loss due to discontinued operations.

     Pro forma presentation of third quarter, 2002 results, following application of adjustments:

     The pro forma gross profit was $59.9 million, or 40.6%, compared to gross profit of $67.5 million or 38.8% in the second quarter of 2002 and $66.8 million, or 28.8% in the third quarter of 2001. The pro forma operating loss for the third quarter of 2002 improved to $0.5 million compared to an operating loss of $3.2 million in the second quarter and a pro forma operating loss of $14.5 million in the third quarter of last year. The pro forma net loss for the third quarter of 2002 was $4.9 million, or $0.05 per share compared to a pro forma net loss of $6.4 million or $0.06 per share in the second quarter, and a pro forma net loss of $18.1 million, or $0.20 per share for the third quarter of 2001.

    Balance Sheet

     During the quarter, ECI repaid an additional $13.3 million of bank debt. Net cash (cash, cash equivalents and short term investments minus bank debt) increased to $111 million, compared to $88 million at the end of the second quarter. During the quarter, inventories declined by $50 million (of which $19 million is due to the exclusion of InnoWave and $7.4 million to write offs). Trade receivables declined by $27 million (of which $10.5 million was due to the exclusion of InnoWave). The balance sheet also reflects the provision for a specific doubtful account (described above), the impending sale of InnoWave and the planned spin-off of NGTS.

     Based on ECI's relatively strong cash position, its recent operating results and its anticipated cash requirements, the Company has decided to reduce the size of its credit lines and renegotiate some of the associated terms. The Company is currently in discussions with its banks. As these discussions have not yet been finalized, ECI has reclassified its long-term debt as short term, pending finalization of the revised agreements with the banks. ECI expects to complete these discussions by the end of this year.

    InnoWave

     Despite Innowave's worldwide recognition as a leading provider of fixed wireless access solutions, ECI has decided to sell the company as part of its strategy to focus on its core businesses. ECI is currently in advanced discussions regarding this transaction. InnoWave recorded revenues of $6.4 million in the third quarter of 2002 and has started to deliver its new eMGW "wireless DSL" solution to customers. InnoWave will continue to service and support customers and pursue new sales opportunities.

    Results for the First Nine Months of 2002
    -----------------------------------------

     For the first nine months of 2002, revenues were $497 million compared to $681 million in the same period a year ago. Revenues in the first nine months of last year included $46 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001.

    On a GAAP basis

     Gross profit for the first nine months of 2002 was $184.0 million compared to $97.4 million for the same period last year. The operating loss was $49.8 million compared to an operating loss of $284.1 million for the same period last year. The net loss for the first nine months of 2002 was $149 million, or $1.42 per share compared to a net loss of $369 million, $3.98 per share, for the same period last year.

    Applicable adjustments for pro forma results for the nine months

     During the first nine months of 2002, the Company took a $34 million provision for a specific doubtful account, as well as an associated $18 million charge recorded in other expenses (described above). Also included in other expenses is $2.2 million associated with the spin-off of NGTS and income of $11.5 million associated with the sale of a portion of the Company's holdings in ECtel. The Company recorded an inventory write-off of $7.4, reversed $2.6 million in taxes, and recorded a loss from discontinuing operations of $57 million and a loss on the disposal of discontinuing operations of $18.5 million
- both associated with InnoWave.

     In the first nine months of 2001, the Company had written off $88.8 million of inventory, recorded impairment of assets, restructuring, and spin-off expenses totaling $107.5 million, and other expenses of $30 million associated primarily with capital losses and impairment of investments. The Company also took an exceptional provision for doubtful accounts of $5.9 million.

     Pro forma presentation of nine month results, following application of adjustments:

     Pro forma gross profit in the first nine months of 2002 was $191.4 million, or 38.5%, compared to pro forma gross profit of $186.2 million, or 27.3%, for the same period last year. The pro forma operating loss for the first nine months of 2002 was $8.4 million compared to a pro forma operating loss of $81.9 million in the same period a year ago. The pro forma net loss for the first nine months of 2002 was $20.3 million or $0.19 per share compared to $80.4 million or $0.87 per share for the same period last year.

     Commenting on the results, Doron Inbar, President and CEO said, "ECI has made significant progress in implementing its strategic plan against a backdrop of continuing decline in the telecommunications industry. During the quarter, we sharpened our focus on, and our coordination among, our core businesses and continued to record positive cash flow.

     "At the beginning of the year we said that ECI would focus on its core transport and access businesses. We also said that we would leverage certain of our businesses by joining with other industry leaders to address major market opportunities. The recently announced merger of NGTS with NexVerse is an important step towards the fulfillment of this strategy. By combining NGTS' industry leading media gateway with NexVerse's outstanding softswitches, ECI will maintain a significant foothold in the emerging VoIP market, a market with considerable growth potential, while focusing its internal resources on its core businesses. Similarly, ECI has decided to sell InnoWave, as its customer base and direction are not within our focus. After these two transactions are complete, ECI will be able to focus all of its attention and resources on its core businesses.

     "During the third quarter, the industry weakened further and the numerous and repeated profit warnings by many of our peers reflect the lack of visibility in the market. At the same time, we were able to improve our pro forma gross margins and generate positive cash flow. Our net cash position increased by $23 million and we paid back a further $13.3 million of bank loans, in addition to the early repayment of $63 million in the first half of the year. We are now completing our 2003 business plan which focuses on positive cash flow and EBITDA. We are currently taking further steps to reduce our expenses going into 2003 in order to meet these goals. At the same time, we continue to maintain a high level of R&D spending in order to maintain our market leadership in our chosen focus areas.

     "Finally, we believe the current crisis in the telecommunications industry represents an excellent opportunity for ECI. Although the timing of a recovery in the market is hard to predict, we believe that fundamentals will improve and that ECI will emerge as a major player in its core markets."

    Highlights of the Quarter

     (See attached tables for additional information about segments. The tables are provided for the convenience of the reader and are not prepared in accordance with GAAP.)

     Inovia Telecoms' revenues were $49.6 million compared to $72.6 million in the second quarter -- reflecting the slowdown at a major customer, as described in the Company's previous earnings release. Gross margins rose to 29.8% from 25.3% in the second quarter. Operating income was $0.64 million compared to $1.9 million in the second quarter of 2002. During the quarter, Inovia made substantial progress in the development of its Video over DSL (VoDSL(TM)) solution and demonstrated its offering at seminars in New York and Barcelona. Additionally, Inovia began to deliver its Hi-FOCuS G.SHDSL based solution (symmetrical DSL for business subscribers) to 3 major European PTTs.

      Lightscape Network's (LSN) XDM metropolitan optical platform experienced sequential growth and comprised more than half of LSN's revenues. Total revenues were $45.3 million, essentially flat with $45.1 million in the second quarter. Given the deterioration in the optical markets during the third quarter, LSN believes that it continues to gain market share. Gross margins (excluding an inventory write-off related to discontinued products) were 34.6% (22.1% including the write-off) compared to 40.8% in the second quarter due primarily to a change in the revenue mix. During the quarter, LSN launched the XDM-400, a versatile platform for optical metro access and cellular networks, implemented the first North American optical project for a utility operator, and launched release 3 of the XDM, which includes several features important to the North American and Chinese markets.

      Enavis's third quarter revenues were $12.2 million compared to $15.1 million in the second quarter. Gross margins were 34.8%, compared to 49.3%, in the second quarter. The company continues to reduce its cost structure as it strives to broaden its customer base. During the quarter, Enavis expanded the capacity and density of the T::DAX digital cross connect platform. It also announced contracts with the Bahamas Telecommunication Company and Intelsat. Enavis' next generation super-broadband optical cross connect, the T::CORE, is generating customer interest and is expected to be in early field trials in the fourth quarter of 2002.

      Next Generation Telephony Solutions (NGTS). NGTS' revenues were
      $14.7 million compared to $15.0 million in the second quarter. Gross margins were 60.2% compared to 67.7%, in the second quarter.

      After the close of the quarter, ECI announced that it had signed an agreement to combine the business of ECI-NGTS Ltd., with that of privately-held, venture backed NexVerse Networks to create Chorale Networks, a provider of carrier-class next generation network (NGN) solutions for global carriers. The new company will focus on capturing a leadership position in the emerging global packet telephony market. ECI is investing $10 million in Chorale and NexVerse's current investors, a group of leading US venture capital firms, are investing $14 million.
      An additional amount of up to $6 million will be sought from new investors. Before the additional $6 million, ECI Telecom will hold
      49.1 % of Chorale on a non-fully diluted basis (40.4% fully diluted) and will include Chorale's results in its financial statements on an equity basis. The transaction is expected to close this quarter.

      ECtel (Nasdaq: ECTX). As of September 30, 2002, ECI held a 59% stake in ECtel. ECtel's results for the third quarter were reported on October 23, and are reflected in the attached consolidated tables.
      ECtel reported net income of $4.6 million for the third quarter of 2002 and $4.1 million for the same period a year ago.

    Guidance

     ECI expects revenues in the fourth quarter to be flat to down slightly compared to the third quarter.

     A conference call to discuss ECI Telecom's results will take place on Wednesday, November 13th at 8:30am EST (15:30 Israel time).

    To access the conference call, please dial one of the following numbers:
      US:(800) 288-8976,
      International:  (612) 332-0107
      Israel: 1800 286 285 or 03-9255910.

    A replay option will be available after the conference call, from 1:45 pm EST on November 13th, 2002, through November 20th, 2002 at 11:59 pm EST.

    Replay numbers:
      US: (800)-475-6701, Int. +320-365-3844.  Access code for both: 659267.
      Israel: 03-925-5951.

     A webcast of the conference call can be accessed on the ECI Telecom web site at http://www.ecitele.com.

    About ECI Telecom

     ECI is a provider of advanced telecommunications solutions. Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to its customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

     Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

    About Koor Industries

     Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE: KOR).

     For further information, please contact:
     Yuval Yanai - Senior Vice President and CFO
     Koor Industries Ltd.
     Tel. +9723 6238 310
     Fax. +9723 6238 313
     http://www.koor.com


TABLE - 1
ECI TELECOM LTD.
AND SUBSIDIARIES
GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share figures)

                                       Nine Months Ended   Three Months Ended
                                          September 30,       September 30,
                                       ------------------  ------------------
                                           2002      2001      2002      2001
                                       ---------   ------     -----     -----
    Revenues                           $497,008  $681,144  $147,460  $231,950
    Cost of revenues                    297,663   483,740    84,836   161,709
    Royalties to the government
     of Israel (A)                        7,938    11,189     2,730     3,440
    Inventory write-off                   7,446    88,787     7,446        --
                                         ------    ------    ------    ------
    Gross profit                        183,961    97,428    52,448    66,801
    Research and development costs, net  69,515    98,482    20,017    27,742
    Selling and marketing expenses (A)   85,502   111,204    26,841    32,190
    General and administrative expenses  43,431    54,954    13,124    18,562
    Provision for a specific
     doubtful account                    34,000        --    34,000        --
    Amortization of acquisition-related
     intangible assets                    1,320     9,392       440     2,817
    Impairment of assets                     --    95,630        --    46,335
    Inovia royalties settlement with
     the government of Israel                --        --        --        --
    Restructuring and spin-off expenses      --    11,849         -     1,205
    Operating loss                      (49,807) (284,083)  (41,974)  (62,050)
    Financial income (expenses), net      5,179     4,842     1,112       904
    Other income (expenses), net        (12,605)  (32,006)  (21,387)  (12,112)
                                        --------  --------  --------  --------
    Loss from continuing operations
     before taxes on income             (57,233) (311,247)  (62,249)  (73,258)
    Taxes on income                      (8,659)      927    (1,997)   (1,187)
                                         -------  --------  --------  --------
    Loss from continuing operations
     after taxes on income              (65,892) (310,320)  (64,246)  (74,445)
    Company's equity in results of
     investee companies - net            (1,926)     (304)     (470)     (550)
    Minority interest in results of
     subsidiaries - net                  (5,204)   (1,966)   (1,852)     (722)
    Loss from continuing operations     (73,022) (312,590)  (66,568)  (75,717)

    Income (loss) on discontinuing
     operations, including impaiment
     of related goodwill, net of tax    (56,598)  (58,342)   (4,066)   (1,070)
    Loss on disposal of discontinuing
    operations, net of tax              (18,500)       --   (18,500)       --
    Cumulative effect of an
     accounting change, net                (550)    1,703        --        --
                                           -----    -----        --        --
    Net Loss                           (148,670) (369,229)  (89,134)  (76,787)
                                       ========= =========  ========  ========

    Basic earnings (loss) per share
    Continuing operations                $(0.70)   $(3.37)   $(0.62)   $(0.82)
    Discontinuing operations             $(0.71)   $(0.63)   $(0.21)   $(0.01)
    Cumulative effect of an
     accounting change                   $(0.01)    $0.02        --        --
                                         ------    ------        --        --
                                         $(1.42)   $(3.98)   $(0.83)   $(0.83)
                                         =======   =======   =======   =======

    Weighted average number of shares
     outstanding used to compute basic
     earnings per share - in thousands  104,892    92,722   107,145    93,056
                                        =======    ======   =======    ======

    Diluted earnings (loss) per share
    Continuing operations                $(0.70)   $(3.37)   $(0.62)   $(0.82)
    Discontinuing operations             $(0.71)   $(0.63)   $(0.21)   $(0.01)
    Cumulative effect of an
     accounting change                   $(0.01)    $0.02        --        --
                                         ------    ------        --        --
                                         $(1.42)   $(3.98)   $(0.83)   $(0.83)
                                         =======   =======   =======   =======

    Weighted average number of shares
     outstanding used to compute diluted
     earnings per share - in thousands  104,892    92,722   107,145    93,056
                                        =======    ======   =======    ======

    (A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.


TABLE - 2 (A)
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF INCOME
Unaudited
Excluding one-time write-offs (*)
This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
(In thousands, except per share figures)

                                                   Three Months Ended
                                                   September 30, 2002
                                                   ------------------

                                             U.S GAAP   Proforma
                                            Reported  Adjustments(B) Proforma
                                            ---------------------------------

    Revenues                                 147,460          --     147,460
    Cost of revenues                          84,836          --      84,836
    Royalties to the government of Israel (A)  2,730          --       2,730
    Inventory write-off                        7,446      (7,446)         --
                                              ------       ------     ------
    Gross profit                              52,448       7,446      59,894
    Research and development costs, net       20,017          --      20,017
    Selling and marketing expenses (A)        26,841          --      26,841
    Royalties                                     --                      --
    General and administrative expenses       13,124          --      13,124
    Provision for a specific doubtful account 34,000     (34,000)         --
    Amortization of acquisition-related
     intangible assets                           440          --         440
    Impairment of assets                          --          --          --
    Restructuring and spin-off expenses           --          --          --
    Operating loss                           (41,974)     41,446        (528)
    Financial income, net                      1,112          --       1,112
    Other income (expenses), net             (21,387)     20,221      (1,166)
                                             --------     ------      -------
    Loss from continuing operations
     before taxes on income                  (62,249)     61,667        (582)
    Taxes on income                           (1,997)         --      (1,997)
                                              -------     -------     -------
    Loss from continuing operations
     after taxes on income                   (64,246)     61,667      (2,579)
    Company's equity in results of
     investee companies - net                   (470)         --        (470)
    Minority interest in results of
     subsidiaries - net                       (1,852)         --      (1,852)
                                              -------                 -------
    Loss from continuing operations          (66,568)     61,667      (4,901)
                                             ========     ======      =======
    Income (loss) on discontinuing
     operations, including impaiment of
     related goodwill, net of tax             (4,066)      4,066          --
    Loss on disposal of discontinuing
     operations, net of tax                  (18,500)     18,500          --
    Cumulative effect of an
     accounting change, net                       --          --          --
    Net loss                                 (89,134)     84,233      (4,901)
                                             ========     ======      =======

    Basic earnings (loss) per share
    Continuing operations                     (0.62)                  (0.05)
                                              ======                  ======

    Weighted average number of shares
     outstanding used to compute basic
     earnings per share - in thousands       107,145                 107,145
                                             =======                 =======

    Diluted earnings (loss) per share
    Continuing operations                     (0.62)                  (0.05)
                                              ======                  ======

    Weighted average number of shares
     outstanding used to compute diluted
     earnings per share - in thousands       107,145                 107,145
                                             =======                 =======


                                                  Three Months Ended
                                                  September 30, 2001
                                                  ------------------

                                             U.S GAAP   Proforma
                                            Reported  Adjustments(B) Proforma
                                            ---------------------------------

    Revenues                                 231,950          --     231,950
    Cost of revenues                         161,709          --     161,709
    Royalties to the government of Israel (A)  3,440          --       3,440
    Inventory write-off                           --          --          --
    Gross profit                              66,801          --      66,801
    Research and development costs, net       27,742          --      27,742
    Selling and marketing expenses (A)        32,190          --      32,190
    Royalties                                     --                      --
    General and administrative expenses       18,562          --      18,562
    Provision for a specific doubtful account     --          --          --
    Amortization of acquisition-related
     intangible assets                         2,817          --       2,817
    Impairment of assets                      46,335     (46,335)         --
    Restructuring and spin-off expenses        1,205      (1,205)         --
                                               -----      -------         --
    Operating loss                           (62,050)     47,540     (14,510)
    Financial income, net                        904          --         904
    Other income (expenses), net             (12,112)     10,000      (2,112)
                                             --------     ------      -------
    Loss from continuing operations
     before taxes on income                  (73,258)     57,540     (15,718)
    Taxes on income                           (1,187)         --      (1,187)
                                              -------         --      -------
    Loss from continuing operations
     after taxes on income                   (74,445)     57,540     (16,905)
    Company's equity in results of
     investee companies - net                   (550)         --        (550)
    Minority interest in results of
     subsidiaries - net                         (722)         --        (722)
                                                -----         --        -----
    Loss from continuing operations          (75,717)     57,540     (18,177)
                                             ========     ======     ========

    Income (loss) on discontinuing
     operations, including impaiment of
     related goodwill, net of tax             (1,070)      1,070          --
    Loss on disposal of discontinuing
    operations, net of tax                        --          --          --
    Cumulative effect of an
     accounting change, net                       --          --          --
                                                  --          --          --
    Net loss                                 (76,787)     58,610     (18,177)
                                             ========     ======     ========

    Basic earnings (loss) per share
    Continuing operations                      (0.82)                  (0.20)
                                               ======                  ======

    Weighted average number of shares
     outstanding used to compute basic
     earnings per share - in thousands        93,056                  93,056
                                              ======                  ======

    Diluted earnings (loss) per share
    Continuing operations                      (0.81)                  (0.20)
                                               ======                  ======

    Weighted average number of shares
     outstanding used to compute diluted
     earnings per share - in thousands        93,056                  93,056
                                              ======                  ======

    (A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
    (B) "one-time items" consist of: inventory write-off, provision for a specific doubtful account, expenses related to NGTS spin-off and loss from discontinuing operations
    (C) "one-time items" consist of: restructuring expenses, impairment of assets, and loss from other investments.


TABLE - 2 (B)
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF INCOME
Unaudited
Excluding one-time write-offs (*)
This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
(In thousands, except per share figures)

                                                    Nine Months Ended
                                                   September 30, 2002
                                                   ------------------

                                             U.S GAAP    Proforma
                                            Reported   Adjustments(B) Proforma
                                            ----------------------------------

    Revenues                                  497,008          --     497,008
    Cost of revenues                          297,663          --     297,663
    Royalties to the government of Israel (A)   7,938          --       7,938
    Inventory write-off                         7,446      (7,446)         --
                                                -----      -------         --
    Gross profit                              183,961       7,446     191,407
    Research and development costs, net        69,515          --      69,515
    Selling and marketing expenses (A)         85,502          --      85,502
    Royalties                                      --                      --
    General and administrative expenses        43,431          --      43,431
    Provision for a specific doubtful account  34,000     (34,000)         --
    Amortization of acquisition-related
     intangible assets                          1,320          --       1,320
    Impairment of assets                           --          --          --
    Restructuring and spin-off expenses            --          --          --
                                                   --          --          --
    Operating loss                            (49,807)     41,446      (8,361)
    Financial income, net                       5,179          --       5,179
    Other income (expenses), net              (12,605)      8,665      (3,940)
                                              ---------     -----      -------
    Loss from continuing operations
     before taxes on income                   (57,233)     50,111      (7,122)
    Taxes on income                            (8,659)      2,600      (6,059)
                                               -------      -----      -------
    Loss from continuing operations
     after taxes on income                    (65,892)     52,711     (13,181)
    Company's equity in results of
     investee companies - net                  (1,926)         --      (1,926)
    Minority interest in results of
     subsidiaries - net                        (5,204)         --      (5,204)
                                               -------         --      -------
    Loss from continuing operations           (73,022)     52,711     (20,311)
                                              ========     ======     ========

    Income (loss) on discontinuing
     operations, including impaiment of
     related goodwill, net of tax             (56,598)     56,598          --
    Loss on disposal of discontinuing
    operations, net of tax                    (18,500)     18,500          --
    Cumulative effect of an accounting
     change, net                                 (550)        550          --
                                                 -----        ---          --
    Net loss                                 (148,670)    128,359     (20,311)
                                             =========    =======     ========

    Basic earnings (loss) per share
    Continuing operations                      (0.70)                  (0.19)
                                               ======                  ======

    Weighted average number of shares
     outstanding used to compute basic
     earnings per share - in thousands        104,892                 104,892
                                              =======                 =======

    Diluted earnings (loss) per share
    Continuing operations                      (0.70)                  (0.19)
                                               ======                  ======

    Weighted average number of shares
     outstanding used to compute diluted
     earnings per share - in thousands        104,892                 104,892
                                              =======                 =======


                                                    Nine Months Ended
                                                   September 30, 2001
                                                   ------------------

                                             U.S GAAP    Proforma
                                             Reported  Adjustments(C) Proforma
                                             ---------------------------------

    Revenues                                  681,144          --     681,144
    Cost of revenues                          483,740          --     483,740
    Royalties to the government of Israel (A)  11,189          --      11,189
    Inventory write-off                        88,787     (88,787)         --
                                               ------     --------         --
    Gross profit                               97,428      88,787     186,215
    Research and development costs, net        98,482          --      98,482
    Selling and marketing expenses (A)        111,204          --     111,204
    Royalties                                      --                      --
    General and administrative expenses        54,954      (5,931)     49,023
    Provision for a specific doubtful account      --          --          --
    Amortization of acquisition-related
     intangible assets                          9,392          --       9,392
    Impairment of assets                       95,630     (95,630)         --
    Restructuring and spin-off expenses        11,849     (11,849)         --
                                               ------     --------         --
    Operating loss                           (284,083)    202,197     (81,886)
    Financial income, net                       4,842          --       4,842
    Other income (expenses), net              (32,006)     30,004      (2,002)
                                              --------     ------      -------
    Loss from continuing operations
     before taxes on income                  (311,247)    232,201     (79,046)
    Taxes on income                               927          --         927
                                                  ---          --         ---
    Loss from continuing operations
     after taxes on income                   (310,320)    232,201     (78,119)
    Company's equity in results of
     investee companies - net                    (304)         --        (304)
    Minority interest in results of
     subsidiaries - net                        (1,966)         --      (1,966)
                                               -------         --      -------
    Loss from continuing operations          (312,590)    232,201     (80,389)
                                             =========    =======     ========

    Income (loss) on discontinuing
     operations, including impaiment of
     related goodwill, net of tax             (58,342)     58,342          --
    Loss on disposal of discontinuing
    operations, net of tax                         --          --          --
    Cumulative effect of an
     accounting change, net                     1,703      (1,703)         --
                                                -----      -------         --
    Net loss                                 (369,229)     288,840     (80,389)
                                             =========     =======     ========

    Basic earnings (loss) per share
    Continuing operations                       (3.37)                  (0.87)
                                                ======                  ======

    Weighted average number of shares
     outstanding used to compute basic
     earnings per share - in thousands         92,722                  92,722
                                               ======                  ======

    Diluted earnings (loss) per share
    Continuing operations                       (3.37)                  (0.87)
                                                ======                  ======

    Weighted average number of shares
     outstanding used to compute diluted
     earnings per share - in thousands         92,722                  92,722
                                               ======                  ======

    (A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
    (B) "one-time items" consist of: inventory consist of: inventory write-off, provision for a specific doubtful account, capital gain of sale portion of ECTEL shares (included in other income and taxes on income), expenses related to NGTS spin-off, loss from discontinuing operations and cumulative effect of an accounting change (initial application of FASB 142).
    (C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses, impairment of assets, net capital losses, net loss from discontinuing operation and cumulative effect of an accounting change.


TABLE - 3 (A)
ECI TELECOM LTD.

OPERATING INCOME ANALYSIS
BY SEGMENT
(Dollars In thousands)

                                                          Three months ended
                                                          September 30, 2002
                                                          -------------------

                                         Lightscape  Inovia            Enavis
                                          networks  Telecoms   NGTS   Networks
                                          --------  --------   ----   --------

    Revenues                               45,252    49,617   14,735   12,205
    Cost of revenues                       29,585    34,829    5,858    7,957
    Inventory write-off                     5,646        --    1,800       --
                                            ------       --    -----       --
    Gross profit (loss)                    10,021    14,787    7,077    4,248
    Research and development costs          5,753     6,014    1,232    3,763
    Selling and marketing expenses          9,987     5,838    3,847    2,087
    General and administrative expenses     4,241     2,027    1,573    1,660
    Provision for a specific
     doubtful account                          --        --       --       --
    Amortization of acquisition-related
     intangible assets                         --       270      170       --
                                              ---       ---      ---       --
    Operating income (loss)                (9,960)      639      255   (3,262)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (B)                  (4,314)      639    2,055   (3,262)


                                              Ectel       OTHER       TOTAL
                                              -----       -----       -----

    Revenues                                 24,312       1,339      147,460
    Cost of revenues                          9,613        (277)      87,566
    Inventory write-off                          --          --        7,446
                                             ------       -----        -----
    Gross profit (loss)                      14,699       1,616       52,448
    Research and development costs            3,176          79       20,017
    Selling and marketing expenses            4,757         325       26,841
    General and administrative expenses       2,169       1,454       13,124
    Provision for a specific doubtful account    --      34,000       34,000
    Amortization of acquisition-related
     intangible assets                           --          --          440
                                                 --          --          ---
                                                 --          --          ---
    Operating income (loss)                   4,597     (34,243)     (41,974)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (B)                     4,597        (243)        (528)
                                              =====        =====        =====


                                                          Three months ended
                                                             June 30, 2002
                                                             -------------

                                         Lightscape  Inovia            Enavis
                                          networks  Telecoms   NGTS   Networks
                                          --------  --------   ----   --------

    Revenues                               45,051    72,596   15,038   15,089
    Cost of revenues                       26,678    54,215    4,833    7,650
                                           ------    ------    -----    -----
    Gross profit (loss)                    18,373    18,381   10,205    7,439
    Research and development costs          7,065     7,461    2,901    4,024
    Selling and marketing expenses         10,537     6,316    4,416    3,543
    General and administrative expenses     4,284     2,453    1,818    1,860
    Amortization of acquisition-related
     intangible assets                         --       270      170       --
                                               --       ---      ---       --
    Operating income (loss)                (3,513)    1,881      900   (1,988)


                                              Ectel       OTHER       TOTAL

    Revenues                                 24,228       2,137      174,139
    Cost of revenues                          9,813       3,407      106,596
                                              -----       -----      -------
    Gross profit (loss)                      14,415      (1,270)      67,543
    Research and development costs            3,365         (49)      24,767
    Selling and marketing expenses            4,688         427       29,927
    General and administrative expenses       2,031       3,165       15,611
    Amortization of acquisition-related
     intangible assets                           --          --          440
                                                 --          --          ---
    Operating income (loss)                   4,331      (4,813)      (3,202)


                                                          Three months ended
                                                          September 30, 2001
                                                          ------------------

                                         Lightscape  Inovia            Enavis
                                          networks  Telecoms   NGTS   Networks
                                          --------  --------   ----   --------

    Revenues                               53,619    92,300   23,794   17,002
    Cost of revenues                       33,048    87,660    7,047    9,600
                                           ------    ------    -----    -----
    Gross profit (loss)                    20,571     4,640   16,747    7,402
    Research and development costs          6,213     7,801    5,990    4,783
    Selling and marketing expenses  (A)     9,408     6,360    5,645    2,990
    General and administrative expenses     4,833     3,325    2,707    2,438
    Amortization of acquisition-related
     intangible assets                         --       865      237    1,532
    Impairment of assets                       --     1,910            44,425
    Restructuring and spin-off expenses        --       (20)    (147)      --
                                               --       ----    -----      --
    Operating income (loss)                   117   (15,601)   2,315  (48,766)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (C)                     117   (13,711)   2,168   (4,341)
                                              ===   ========   =====   =======


                                              Ectel      OTHER        TOTAL
                                              -----      -----        -----

    Revenues                                 20,801      24,434      231,950
    Cost of revenues                          8,624      19,170      165,149
                                              -----      ------      -------
    Gross profit (loss)                      12,177       5,264       66,801
    Research and development costs            2,500         455       27,742
    Selling and marketing expenses  (A)       4,105       3,682       32,190
    General and administrative expenses       2,328       2,931       18,562
    Amortization of acquisition-related
     intangible assets                            -         183        2,817
    Impairment of assets                          -           -       46,335
    Restructuring and spin-off expenses           -       1,372        1,205
                                                  -       -----        -----
    Operating income (loss)                   3,244      (3,359)     (62,050)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (C)                     3,244      (1,987)     (14,510)
                                              =====      =======     ========


                                                           Nine months ended
                                                          September 30, 2002
                                                          ------------------

                                         Lightscape  Inovia            Enavis
                                          networks  Telecoms   NGTS   Networks
                                          --------  --------   ----   --------

    Revenues                              138,415   189,759   46,197   43,150
    Cost of revenues                       86,053   139,546   16,752   24,684
    Inventory write-off                     5,646        --    1,800       --
                                            -----        --    -----       --
    Gross profit (loss)                    46,716    50,212   27,645   18,465
    Research and development costs         19,749    20,335    8,074   11,472
    Selling and marketing expenses         31,444    18,365   12,720    8,240
    General and administrative expenses    10,364     7,891    4,986    4,854
    Provision for a specific
     doubtful account                          --        --       --       --
    Amortization of acquisition-related
     intangible assets                         --       810      510       --
                                               --       ---      ---       --
    Operating income (loss)               (14,841)    2,811    1,355   (6,101)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (B)                  (9,195)    2,811    3,155   (6,101)
                                           =======    =====    =====   =======


                                              Ectel       OTHER       TOTAL
                                              -----       -----       -----

    Revenues                                 71,636       7,851      497,008
    Cost of revenues                         28,795       9,773      305,601
    Inventory write-off                          --          --        7,446
                                                 --          --        -----
    Gross profit (loss)                      42,841      (1,918)     183,961
    Research and development costs            9,868          17       69,515
    Selling and marketing expenses           13,750         983       85,502
    General and administrative expenses       6,320       9,016       43,431
    Provision for a specific doubtful account    --      34,000       34,000
    Amortization of acquisition-related
     intangible assets                           --          --        1,320
                                                 --          --        -----
    Operating income (loss)                  12,903     (45,934)     (49,807)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (B)                    12,903     (11,934)      (8,361)
                                             ======     ========      =======


                                                           Nine months ended
                                                          September 30, 2001
                                                          ------------------

                                         Lightscape  Inovia            Enavis
                                          networks  Telecoms   NGTS   Networks
                                          --------  --------   -----  --------

    Revenues                              162,077   232,790   63,583   84,255
    Cost of revenues                      102,898   234,920   22,929   47,800
    Inventory write-off                    28,500    43,700   15,721      600
                                           ------    ------   ------      ---
    Gross profit (loss)                    30,679   (45,830)  24,933   35,855
    Research and development costs         21,867    26,541   17,165   18,853
    Selling and marketing expenses  (A)    34,982    20,758   19,696   12,393
    General and administrative expenses 12,732 9,086 8,871 10,411 Amortization of acquisition-related
     intangible assets                         --     4,085      711    4,596
    Impairment of assets                       --    39,806    7,569   44,425
    Restructuring and spin-off expenses     1,513     4,209      695    2,713
                                            -----     -----      ---    -----

    Operating income (loss)               (40,415) (150,315) (29,774) (57,536)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (C)                  (8,341)  (62,600)  (5,219)  (6,498)
                                           =======  ========  =======  =======

                                             Ectel        OTHER       TOTAL
                                             -----        -----       -----

    Revenues                                 58,322      80,117      681,144
    Cost of revenues                         24,653      61,729      494,929
    Inventory write-off                          --         266       88,787
                                                 --         ---       ------
    Gross profit (loss)                      33,669      18,122       97,428
    Research and development costs            7,476       6,580       98,482
    Selling and marketing expenses (A)       10,770      12,605      111,204
    General and administrative expenses       6,515       7,339       54,954
    Amortization of acquisition-related
     intangible assets                           --          --        9,392
    Impairment of assets                         --       3,830       95,630
    Restructuring and spin-off expenses          --       2,719       11,849
                                                 --       -----       ------
    Operating income (loss)                   8,908     (14,951)    (284,083)

    operating income (loss) from
     continuing operations excluding
     "one-time items" (C)                     8,908      (8,136)     (81,886)
                                              =====      =======     ========

    Note:
     (A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
     (B) "one-time items" consist of: inventory write-off and provision for a specific doubtful account.
     (C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses and impairment of assets.


TABLE - 4
ECI TELECOM LTD.
AND SUBSIDIARIES
GAAP REPORTED CONSOLIDATED BALANCE SHEETS
(In thousands)

                                          September 30,  June 30, December 31,
                                               2002        2002        2001
                                          -------------  -------- -----------
    Assets
    Current Assets
    --------------
    Cash and cash equivalents                326,195     293,291     226,192
    Short-term investments                    28,535      51,293       7,126
    Trade Receivables                        225,769     252,504     301,524
    Other receivables and prepaid expenses    32,516      45,007      81,494
    Net balance of discontinuing operations   25,900          --          --
    Recoverable costs and estimated
     earnings, not yet billed                 10,890       8,750      30,368
    Inventories                              167,730     217,959     274,640
                                             -------     -------     -------
    Total current assets                     817,535     868,804     921,344
                                             -------     -------     -------
    Long-term receivables, investments
     and long-term
    deposits -net of current maturities      154,078     209,489     203,231
                                             -------     -------     -------
    Property, plant and equipment - net      151,838     167,776     182,348
                                             -------     -------     -------
    Software development costs, net           22,404      23,378      27,086
                                             -------     -------     -------
    Other assets                              41,625      35,585      82,918
                                             -------     -------     -------

    Total assets                           1,187,480   1,305,032   1,416,927
                                           =========   =========   =========

    Liabilities and shareholders' equity
    Current liabilities
    -------------------
    Short-term credits                       243,355     123,349     120,030
    Trade payables                            37,506      48,265      79,776
    Other payables and accrued liabilities   141,639     163,841     180,780
    Net balance of discontinuing operations   17,400          --          --
                                             -------          --          --
    Total current liabilities                439,900     335,455     380,586
                                             -------     -------     -------

    Long-term liabilities
    ---------------------
    Loans from banks                              --     133,334     200,000
    Other liabilities                         10,842      10,963      11,573
    Liability for employee severance
     benefits - net                           26,589      27,531      28,338
                                              ------      ------      ------
    Total long-term liabilities               37,431     171,828     239,911
                                              ------     -------     -------
    Minority Interest                         55,813      54,705      41,574
                                              ------      ------      ------
    Shareholders' equity
    --------------------
    Share capital                              6,148       6,144       5,873
    Capital surplus                          623,819     623,272     656,614
    Accumulated other
     comprehensive income                       (529)       (403)      1,800
    Retained earnings                         24,898     114,031     173,567
                                              ------     -------     -------
                                             654,336     743,044     837,854
    Treasury stock                                --          --     (82,998)
                                                  --          --     --------
    Total shareholders' equity               654,336     743,044     754,856
                                             -------     -------     -------

    Total Liabilities and
     shareholders' equity                  1,187,480   1,305,032   1,416,927
                                           =========   =========   =========